SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                              Calpine Corporation*
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    131347304
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                              Birmingham, AL 35244
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2008
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
*  IMPORTANT  NOTE:  THE  SECURITIES  SET  FORTH  IN THIS  REPORT  ARE  DIRECTLY
BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     68,456,533

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     68,456,533

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,456,533

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     68,456,533

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     68,456,533

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,456,533

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     68,456,533

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     68,456,533

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,456,533

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      34,358,005

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     34,358,005

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,358,005

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 131347304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     34,358,005

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     34,358,005

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,358,005

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     34,358,005

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     34,358,005

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,358,005

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      34,358,005

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

      34,358,005

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,358,005

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 131347304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

      102,814,538

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

      102,814,538

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      102,814,538

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 131347304
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     102,814,538

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     102,814,538

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,814,538

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 131347304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     102,814,538

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     102,814,538

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,814,538

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   131347304
            ---------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 1, FILED ON FEBRUARY 15, 2008.

--------------------------------------------------------------------------------
Item 2.  Identity and Background

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 1, FILED ON FEBRUARY 15, 2008.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 68,456,533 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 68,456,533 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 68,456,533 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 34,358,005 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 34,358,005 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 34,358,005 Shares.

As of the date hereof HMC may be deemed to beneficially own 34,358,005 Shares.

As of the date hereof Mr. Falcone may be deemed to beneficially own 102,814,538 Shares.

As of the date hereof Mr. Harbert may be deemed to beneficially own 102,814,538 Shares.

As of the date hereof Mr. Luce may be deemed to beneficially own 102,814,538 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

ITEM 4 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

On May 21, 2008, Master Fund and Special Fund delivered a letter to the Board of Directors of the Issuer concerning a proposal of NRG Energy, Inc. for a business combination transaction involving the Company. A copy of the letter is attached as Exhibit C.

---------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         (a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 68,456,533* Shares, constituting 16.2% of the Shares of the Issuer, based upon 421,676,288*** Shares outstanding as of the date of this filing.

         The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,456,533 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 68,456,533 Shares.

         (a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 68,456,533* Shares, constituting 16.2% of the Shares of the Issuer, based upon 421,676,288*** Shares outstanding as of the date of this filing.

         Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,456,533 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 68,456,533 Shares. Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 68,456,533* Shares, constituting 16.2% of the Shares of the Issuer, based upon 421,676,288*** Shares outstanding as of the date of this filing.

         HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 68,456,533 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 68,456,533 Shares. HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 34,358,005** Shares, constituting 8.2% of the Shares of the Issuer, based upon 421,450,615*** Shares outstanding as of the date of this filing.

         The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,358,005 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,358,005 Shares. The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 34,358,005 ** Shares, constituting 8.2% of the Shares of the Issuer, based upon 421,450,615*** Shares outstanding as of the date of this filing.

         HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,358,005 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,358,005 Shares. HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 34,358,005 ** Shares, constituting 8.2% of the Shares of the Issuer, based upon 421,450,615*** Shares outstanding as of the date of this filing.

         HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,358,005 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,358,005 Shares. HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 34,358,005*/** Shares, constituting 8.2% of the Shares of the Issuer, based upon 421,450,615*** Shares outstanding as of the date of this filing.

         HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 34,358,005 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 34,358,005 Shares. HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 102,814,538 */** Shares, constituting 24.4% of the Shares of the Issuer, based upon 422,167,633*** Shares outstanding as of the date of this filing.

         Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 102,814,538 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 102,814,538 Shares. Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 102,814,538 */** Shares, constituting 24.4% of the Shares of the Issuer, based upon 422,167,633*** Shares outstanding as of the date of this filing.

         Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 102,814,538 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 102,814,538 Shares. Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 102,814,538 */** Shares, constituting 24.4% of the Shares of the Issuer, based upon 422,167,633*** Shares outstanding as of the date of this filing.

         Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 102,814,538 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 102,814,538 Shares. Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

----------
* Includes 6,189,645 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

** Includes 3,092,603 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

*** The number of outstanding shares is based on the 420,959,270 shares the Company reported outstanding, adjusted for warrants held by the Reporting Persons.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 1, FILED ON FEBRUARY 15, 2008.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Schedule of Transactions in the Shares of the Issuer during the past sixty days or since the most  recent  filing on Schedule 13D
Exhibit C:  Letter to the Board of Directors.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ------------------------

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
    ------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
    ------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
    ------------------------

/s/ Philip Falcone
------------------------
Philip Falcone*

/s/ Raymond J. Harbert
------------------------
Raymond J. Harbert*

/s/ Michael D. Luce
------------------------
Michael D. Luce*


May 21, 2008

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 2, dated May 21, 2008 relating to the Common Stock, $.001 par value of Calpine Corporation shall be filed on behalf of the undersigned.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    ------------------------

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
    ------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
    ------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
    ------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
    ------------------------

/s/ Philip Falcone
------------------------
Philip Falcone*

/s/ Raymond J. Harbert
------------------------
Raymond J. Harbert*

/s/ Michael D. Luce
------------------------
Michael D. Luce*


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit B

                Transactions in the Common Stock, $.001 par value

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

       Date of                 Number of Shares
     Transaction               Purchase/(Sold)                 Price per Share
     -----------               ---------------                 ---------------

                                    None



    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

       Date of                Number of Shares
     Transaction              Purchase/(Sold)                 Price per Share
     -----------              ---------------                 ---------------

                                    None

                                                                       Exhibit C


                           Harbinger Capital Partners
                         555 Madison Avenue, 16th floor
                               New York, NY 10022


                                                           May 21, 2008

Members of the Board of Directors
Calpine Corporation
50 West San Fernando Street
San Jose, California 95113

         We write concerning the merger offer the Company received last week from NRG Energy, Inc. Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. collectively own in excess of 24% of the outstanding shares of Calpine Corporation. As Calpine's largest shareholder the interests of Harbinger are squarely aligned with those of all of the Company's shareholders, namely to maximize the value of Calpine while being mindful of the Company's responsibilities to the other constituencies that it serves. We do not seek to influence Calpine's operational policies and we have no plans to acquire control of the Company. Furthermore, Harbinger has not solicited the NRG offer and owns no NRG stock.

     We understand that NRG has proposed to merge with the Company at a premium to Calpine's price on May 14th, 2008, the day the offer was delivered. We believe this offer represents a good starting point and that the Board should immediately engage with NRG concerning the terms. We have yet to identify anything objectionable about the offer that cannot be resolved through negotiation. We note that the current trading price of Calpine before the premium to be paid by NRG is itself already more than 20% greater than the value that many Board members supported only last fall as the value of the common stock in the bankruptcy proceedings. Clearly, more than anyone else, the Board members who several months ago believed Calpine's stock was worth $17.36 a share are in a position to appreciate the value creation for Calpine shareholders that the NRG offer represents. Moreover, NRG's offer is an opportunity to create value for Calpine's warrants, issued to the shareholders of old Calpine, which are otherwise likely to expire worthless in August if Calpine's price remains at current levels. (Harbinger was the largest shareholder of old Calpine and we believe is the largest holder of those warrants.)

         The timing of this offer is excellent for Calpine, as it has not yet settled on a strategic view or chief executive officer and therefore Calpine does not have the typical "social issues" such as management roles and strategic differences, which can make a merger negotiation difficult. We note that it is now six months after the new Board was identified and four months after exiting bankruptcy, and the Company still lacks a permanent management team. Any new management team, once identified, will need time to develop a corporate strategy with the Board. We further note that this has occurred even though five of the Board's current members were either members of the old board or the creditors committee.

         We now find ourselves in a remarkable situation. Calpine-one of the largest providers of electricity and consumers of natural gas in the United States, with a massive commodity exposure to manage and with relatively high financial leverage-is being run principally by a consultant and a part time chief financial officer. This is an untenable situation in our view, and we know that many of our fellow shareholders agree. The NRG offer effectively addresses this situation, for the benefit of all Calpine constituencies. NRG offers the combined company a fully focused management team and a well articulated strategy already in place.

         If and when the merger discussions with NRG terminate without agreement on a transaction, the Board can hire a new CEO with no uncertainty as to his role with the Company. Introducing new management to Calpine before an NRG merger will only dilute shareholders through unnecessary management compensation and complicate negotiation over the business combination and leadership of the surviving entity. Installing new management while in the midst of negotiations over a transforming transaction like a merger with NRG would also be confusing to the Company's employees and other constituencies.

         We have met with NRG and its advisors, at NRG's request, and we make the following observations:

     o The combined company will own approximately 45,000 MWs of generation in the U.S., making it the largest IPP in the country with significant opportunities for cost savings.

     o Mr. David Crane, the chief executive officer of NRG, has direct experience which would benefit Calpine, with a proven track record in restoring excellence to NRG after its exit from bankruptcy and managing the complex merger with Texas Genco.

     o NRG has a proven and effective energy management operation and development pipeline, which given the dislocation of bankruptcy, will take Calpine time and money to rebuild, at significant risk.

     o The combined company should be able to utilize Calpine's NOLs and deferred tax assets in an accelerated manner, creating significant value.

     o A stock-for-stock exchange would deliver a premium to Calpine shareholders while providing a continued opportunity for stock price appreciation.

     o NRG adds an attractive level of cash flow stability, and improved credit metrics, while still providing significant growth potential.

     o We understand that no single shareholder of NRG owns in excess of 10% of its voting stock, so that shareholders of Calpine would not be ceding control of the combined company to any person or entity and the concentration in ownership at Calpine would be reduced.

         We write this letter to make sure that all Board members and shareholders are aware of the current situation. We are focused only on the interests of Calpine and its shareholders and expect the Board will not use the NRG offer as a pretext for altering the balanced and carefully crafted governance provisions in place or for instituting anti-takeover protections burdening the ability of shareholders to act, individually or collectively, to protect their interests.

         In conclusion, we believe the Board, in the exercise of its fiduciary duties, must now make the full terms of the offer public so that all shareholders can express their opinions to the Board. The Board must also put the search for a management team on hold for a brief period so that it may explore this offer in a comprehensive manner with all deliberate speed and diligence. The Board, its advisors and consultants are capable of evaluating and negotiating a transaction with NRG in a few weeks without having to rely on a new management team, much in the same way the previous Board functioned in determining plan value in the bankruptcy. If, after the Board completes its due diligence of NRG and in good faith attempts to negotiate the proposed combination, it concludes a merger is not advisable, we would expect the Board to communicate to shareholders with specificity the reasons for such a decision.

                                                           Sincerely,
                                                           Howard Kagan
                                                           Managing Director

cc:  Kenneth T. Derr
     Frank Cassidy
     Robert C. Hinckley
     Robert P. May
     David C. Merritt
     W. Benjamin Moreland
     Denise M. O'Leary
     William J. Patterson
     J. Stuart Ryan



SK 03773 0003 885189